February 6, 2020

Daniel Carlson
Principal Executive Officer
VS Trust
100 S. Bedford Road, Suite 340
Mt. Kisco, NY 10549

       Re: VS Trust
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted January 15, 2020
           CIK No. 0001793497

Dear Mr. Carlson:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Cover page

1. Refer to your response to comments 4 and 5. Please identify the initial purchaser and the price per share paid as a fixed dollar amount and identify the initial Authorized
       Participant(s) as an underwriter on the cover page.
Cautionary Note Regarding Forward-Looking Statements, page 21

2. Refer to your response to comment 9. Please remove the implication that the statutory safe harbor is available for forward-looking statements made in this initial public offering by removing references to Securities Act Section 27A and Exchange Act
Section 21E.
 Daniel Carlson
VS Trust
February 6, 2020
Page 2
Investment Objective, page 25

3. Refer to your response to comment 10. Please revise to describe in greater detail what would comprise the portfolio of first and second month VIX futures contracts on any given trading day.
4. Please also revise to provide an illustrative example of how daily compounding would impact an investment in the Fund over a period longer than a day as compared to the
      Index or the inverse of the VIX.
5. Please clarify, if true, that the performance of the Index as disclosed on page 25 would not necessarily be indicative of the performance of the Fund over the same period.
6. Please identify who sponsors the Index and how the composition of the Index is managed. Please also describe any risks associated with the fact that the Index was only recently created.
       You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz,
Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Carlson
                                                            Division of
Corporation Finance
Comapany NameVS Trust
                                                            Office of Finance
February 6, 2020 Page 2
cc:       Barry Pershkow, Esq.
FirstName LastName